[Letterhead of Xethanol Corporation]

September 15, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Andrew Schoeffler, Staff Attorney

Re:	Registration Statement on Form SB-2 (File No. 333-135121) filed by Xethanol Corporation (the “Company”) on June 16, 2006.

Dear Mr. Schoeffler:

Reference is made to the letter dated July 13, 2006 from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission to the Company (the “Comment Letter”) relating to the Company’s Registration Statement on Form SB-2 (File No. 333-135121) (the “Registration Statement”) filed by the Company on June 16, 2006.

Set forth below are Company’s responses to the issues raised in the Comment Letter. This letter is being delivered to you in conjunction with the filing of Amendment No. 1 to the Registration Statement (the “Amendment”). The numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter.

General

1.	As you requested, each reference in the Registration Statement to disclosure contained in our Current Reports on Form 8-K has been deleted.

2.	The requested disclosure has been made. Please refer to “Description of Agreements with the Selling Stockholders - Registration Rights Agreement” on page 14 of the Amendment.

3.
The requested disclosure has been made. Please refer to “Description of Securities - Registration Rights” on page 71 of the Amendment. Also, we confirm that each agreement under which we have granted registration rights has been filed as an exhibit to the Amendment.

4.
The comparative and factual assertions throughout the prospectus as to information related to the ethanol industry are based upon the data most recently available to us and we therefore believe such information to be reliable. Regarding our affiliations with the sources that we sight, the requested disclosure has been made. Please refer to “Industry and Market Data” on page ii of the Amendment. Also, we hereby confirm that the information from these sources is widely available to the public.

5.
We respectfully submit that, although the aggregate market value of our voting and non-voting common equity held by non-affiliates was $73,038,854 on March 24, 2006, as of the date of the filing of the Registration Statement and as of the date hereof, we continue to be a small business issuer as defined in Item 10 of Regulation S-B (“Item 10”) and therefore eligible to file a registration statement on Form SB-2.

Section (a)(2)(iii) of Item 10 provides that once a small business issuer becomes a reporting company it will remain a small business issuer until it exceeds the revenue limit or the public float limit at the end of two consecutive years. We were determined to be small business issuer upon entering the disclosure system through the registration of its common stock under the Securities Exchange Act of 1934 on Form 10SB on January 16, 2003. We remain a small business issuer and eligible to file a registration statement on Form SB-2 throughout 2006 if, as of December 31, 2005, neither our revenues nor our public float (measured as of any day within 60 days of December 31, 2005) then exceeded $25,000,000 for two consecutive years. Section (a)(1) of Item 10 defines a small business issuer, in pertinent part, as a company that has revenues of less than $25,000,000 provided, that the aggregate market value of the Company’s voting and non-voting common equity held by non-affiliates (or public float) is not greater than $25,000,000 (computed, in accordance with the Note to Section (a)(1) of Item 10, by use of the price at which the stock was last sold, or the average bid and asked prices of such stock, on a date within 60 days of the prior to the end of the most recent fiscal year).

Our revenues for the years ended December 31, 2005 and 2004 were $4,342,927 and $465,048, respectively. The number of shares of our common stock outstanding as of December 31, 2004 was 10,150,500 and the aggregate market value of such shares held by non-affiliates (based upon the closing bid price of such shares as listed on the OTC Bulletin Board on December 31, 2004) was approximately $246,000. The number of shares of our common stock outstanding as of December 31, 2005 was 15,011,219 and the aggregate market value of such shares held by non-affiliates (based upon the closing bid price of such shares as listed on the OTC Bulletin Board on December 30, 2005) was approximately $49,614,244. Because neither our revenues nor our public float has exceeded $25,000,000 for two consecutive years as of December 31, 2005, we remain a small business issuer and eligible to file a registration statement on Form SB-2 throughout 2006.

Front of Registration Statement

6.	The requested disclosure has been made. Please refer to the front page of the Amendment.

7.	The requested disclosure has been made. Please refer to the front page of the Amendment.

Front Cover of Prospectus

8.	The requested revision has been made. Please refer to the front cover of the prospectus.

9.	The requested revision has been made on the front cover of the prospectus and throughout the prospectus as appropriate.

10.	The requested revision has been made. Please refer to the front cover of the prospectus and pages 14 and 71 of the Amendment.

11.	The requested revision has been made. Please refer to the front cover of the prospectus.

Summary, page 6

12.
In response to your request we have substantially abbreviated the Summary section of our prospectus, including the reduction of our recent developments to a bullet point presentation. Please refer to pages 1, 2 and 3 of the Amendment.

Our Business, page 6

13.	The requested disclosure and revisions have been made. Please refer to page 1 of the Amendment under the heading “Our Business”.

14.	The requested disclosure has been made. Please refer to page 1 of the Amendment under the heading “Our Business”.

15.
We respectfully submit that our reasons for entering into the ethanol industry have been disclosed in sufficient detail and accordingly we have made no revisions to the Registration Statement in response to this comment. As we have previously disclosed, we entered into the ethanol industry to capitalize on the growing market for ethanol and its co-products. We believed that we could successfully compete within that growing market by employing a regional, co-location strategy, by adopting a flexible feedstock approach to plant development and by identifying, acquiring and developing a platform of proprietary technologies that have the potential to reduce production costs. We would welcome the opportunity to speak with you to address any concerns that you may still have with respect to this comment.

Recent Developments, page 7

16.
At your request, the detailed disclosure regarding our investment in H2Diesel has been deleted from the summary. The requested disclosures regarding both the trigger date and minimum royalties have been made on page 43 under “Description of Business - Licensing and Collaborative Agreements - Technology Platform”.

17.
At your request, the detailed disclosure regarding our investment in H2Diesel has been deleted from the summary. The requested disclosures regarding the amount paid by the investors for H2Diesel common stock, the value of our common stock issued to the Investors, the difference between those two values and our subsequent accounting for H2Diesel (including assessment of impairments) have been made on page 39 under “Description of Business - Technology Platform - Investment in H2Diesel” and in Note 9 to our financial statements for the six months ended June 30, 2006 on page F-33.

Acquisition of Significant Business

We respectfully submit that it is not necessary for us to provide historical and pro forma financial statements in connection with our acquisition of an equity interest in H2Diesel. Although we acknowledge that our acquisition of an equity interest in H2Diesel was a “significant” acquisition within the meaning of Instruction 4 to Item 2.01 of Form 8-K, we have concluded that at the time of our acquisition H2Diesel as an entity did not constitute a “business” within the meaning of Rule 11-1(d) of Regulation S-X.

A registrant’s obligations to provide historical and pro forma financial statements in connection with the acquisition of a business are set forth in Rule 3-05 and Rule 11-1, respectively, of Regulation S-X. Rule 3-05(2) provides that for purposes of determining whether a registrant has an obligation to provide historical financial statements, determination of whether a “business” has been acquired should be made in accordance with the guidance of Rule 11-1(d). Rule 11-1(d) of Regulation S-X provides that the term “business” should be evaluated in light of the facts and circumstances involved and whether there is a sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. At the time of our acquisition of an equity interest in H2Diesel, H2Diesel had no operations. Because H2Diesel then had no operations there can be no continuity of operations prior to and after the acquisition so that disclosure of prior financial information is material to an understanding of future operations. Therefore, we respectfully submit that H2Diesel was not a “business” within the meaning of Regulation S-X at the time of our acquisition of an equity interest and therefore we have no obligation to provide historical and pro forma financial statements in connection with the acquisition under Rule 3-05 and Rule 11-1, respectively, of Regulation S-X.

Structure of the Transaction

We first entered into discussions with H2Diesel regarding licensing the proprietary biodiesel technology from the inventor in March 2006. There was some urgency to complete the transaction as there were other parties also interested in licensing or otherwise acquiring the technology from the inventor. H2Diesel wanted us to participate in the transaction as a financial as well as a strategic partner. We did not have the funds available at that time to do so. In order to raise the funds necessary to license the technology, H2Diesel proposed to sell 3,250,000 shares of its common stock and options to purchase an additional 2,000,000 shares of its common stock at an exercise price of $2.50 per share to two institutional investors for aggregate gross proceeds of $2,000,000. Initially, we participated in the negotiations regarding this financing. The parties contemplated that the investors would have the right to put the shares of H2Diesel common stock that they would acquire to us. However, as the negotiations continued, we became otherwise occupied with our own private offering. H2Diesel and the two institutional investors elected to close the financing transaction (without us as a party thereto) on March 20, 2006 and H2Diesel then obtained a license to the proprietary biodiesel technology from the inventor.

Subsequently, after we had substantially completed our private offering in early April 2006, we resumed negotiations with H2Diesel and the two institutional investors regarding our participation in the transaction. On April 14, 2006, we entered into an investment agreement with H2Diesel and the institutional investors. Under the investment agreement, the institutional investors were granted the put rights that had previously been contemplated by the parties. Specifically, they were granted the right to put their 3,250,000 shares of H2Diesel common stock to us in exchange for 500,000 shares of our common stock on the condition that they exercise the put immediately upon the closing of the investment agreement. Our agreement to become obligated under the put was conditional upon its immediate exercise in order to cap our costs with respect to the put at the market price of 500,000 shares of our common stock on the closing date. H2Diesel also issued 1,300,000 shares of its common stock to us in order to induce us to become obligated under the put.

CoastalXethanol, LLC, page 8

18.
At your request, the detailed disclosure regarding CoastalXethanol has been deleted from the summary. The requested disclosures regarding both our accounting for our investment in this entity and the amount to be paid to Pfizer for the facilities acquired have been made on page 33 under “Description of Business - Regional Co-Location Strategy - CoastalXethanol, LLC” and on page F-36 under Note 11 to our financial statements for the six months ended June 30, 2006.

19.
The operating agreement and organizational agreement previously referred to in this section have been filed as Exhibits 10.25 and 10.26 to the Amendment. The license previously referred to in this section was granted under the organizational agreement.

NewEnglandXethanol, LLC, page 9

20.
At your request, the detailed disclosure regarding NewEnglandXethanol has been deleted from the summary. The requested disclosure has been made on page 34 under “Description of Business - Regional Co-Location Strategy - NewEnglandXethanol, LLC” and on page F-37 Note 12 to our financial statements for the six months ended June 30, 2006.

21.
The operating agreement and organizational agreement previously referred to in this section have been filed as Exhibits 10.27 and 10.28 to the Amendment The license previously referred to in this section was granted under the organizational agreement.

Advanced Biomass Gasification Technologies, Inc., page 10

22.
At your request, the detailed disclosure regarding ABGT has been deleted from the summary. The requested disclosure has been made on page 42 under “Description of Business - Licensing and Collaborative Agreements - University of North Dakota”.

23.
At your request, the detailed disclosure regarding ABGT has been deleted from the summary. The requested disclosures regarding our accounting for our investment in this entity and those required by SFAS 141 have been made on page 38 under “Description of Business - Technology Platform” and on page F-37 under Note 13 to our financial statements for the six months ended June 30, 2006.

We respectfully submit that it is not necessary for us to provide historical and pro forma financial statements in connection with our acquisition of ABGT. Although we acknowledge that our acquisition of ABGT was a “significant” acquisition within the meaning of Instruction 4 to Item 2.01 of Form 8-K, we have concluded that at the time of our acquisition ABGT as an entity did not constitute a “business” within the meaning of Rule 11-1(d) of Regulation S-X.

A registrant’s obligations to provide historical and pro forma financial statements in connection with the acquisition of a business are set forth in Rule 3-05 and Rule 11-1, respectively, of Regulation S-X. Rule 3-05(2) provides that for purposes of determining whether a registrant has an obligation to provide historical financial statements, determination of whether a “business” has been acquired should be made in accordance with the guidance of Rule 11-1(d). Rule 11-1(d) of Regulation S-X provides that the term “business” should be evaluated in light of the facts and circumstances involved and whether there is a sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. At the time of our acquisition of ABGT, ABGT had no operations. Because ABGT then had no operations there can be no continuity of operations prior to and after the acquisition so that disclosure of prior financial information is material to an understanding of future operations. Therefore, we respectfully submit that ABGT was not a “business” within the meaning of Regulation S-X at the time of our acquisition and therefore we have no obligation to provide historical and pro forma financial statements in connection with the acquisition under Rule 3-05 and Rule 11-1, respectively, of Regulation S-X.

24.	The agreements and licenses previously referred to in this section have been filed as Exhibits 10.23 and 10.24 to the Amendment.

Risk Factors, page 14

25.	The requested revisions have been made. Please refer to the introductory paragraph on under “Risk Factors” on page 4 of the Amendment.

26.
The requested disclosure has been made. Please refer to “Risk Factors - Future sales of our common stock may adversely affect prevailing market prices for our common stock” on page 10 of the Amendment.

27.	The requested disclosure has been made. Please refer to “Risk Factors - We may need to raise additional funds in order to achieve our business objectives” on page 5 of the Amendment.

28.	The requested revisions have been made throughout the “Risk Factors” as applicable beginning on page 4 of the Amendment.

29.
The requested disclosure has been made. Please refer to “Risk Factors - We rely on a single production facility and if there is a natural disaster or other serious disruption at the facility we may be unable to produce ethanol” on page 7 of the Amendment.

30.
We respectfully submit that indebtedness does not currently represent a material risk to us or our business. We note that we do not currently have any indebtedness other than indebtedness incurred in the ordinary course of our business. Accordingly, we have not added a risk factor addressing the risks associated with our indebtedness.

31.
The requested revisions have been made. Please refer to “Risk Factors - Certain countries can import ethanol into the United States duty free, which may undermine the ethanol industry in the United States” on page 8 of the Amendment.

Strategic acquisitions could have a dilutive effect … page 15

32.
The requested disclosure has been made. Please refer to “Risk Factors - Strategic acquisitions could have a dilutive effect on your investment. Failure to make accretive acquisitions and successfully integrate them could adversely affect our future financial results” on page 5 of the Amendment.

Our business employs proprietary technology … page 15

33.
The requested revisions have been made. Please refer to “Risk Factors - The success of our business depends, in part, upon proprietary technologies and information which may be difficult to protect and may infringe on the intellectual property rights of third parties” on page 5 of the Amendment and “Risk Factors - Because we are smaller and have fewer financial resources than many larger ethanol producers, we may not be able to successfully compete in the very competitive ethanol industry” and “Risk Factors - Competition from large producers of petroleum-based gasoline additives and other competitive products may impact our profitability” on page 6 of the Amendment.

We are dependent upon Christopher … page 16

34.	The requested revisions have been made. Please refer to “Risk Factors - Our success depends in part on our ability to retain and attract qualified personnel” on page 6 of the Amendment.

Federal regulations concerning tax initiatives … page 17

35.
We note that we have substantially revised the risks factor relating to legislation and regulation. The requested disclosure has been made under “Risk Factors - The elimination or significant reduction in the federal ethanol tax incentive could have a material adverse effect on our results of operations” on page 7 of the Amendment.

36.	We note that we have substantially revised the risks factor relating to legislation and regulation. The sentence referred to in comment 36 has been deleted as part of the overall revision.

Costs of compliance with burdensome or changing environmental … page 18

37.
We are currently unable to quantify with any specificity our environmental compliance costs. However, we currently do not anticipate a material adverse effect on our business or financial condition as a result of our efforts to comply with these requirements. We also do not expect to incur material capital expenditures for environmental controls in this or the succeeding fiscal year. We have revised our disclosure accordingly. Please refer to “Risk Factors - Costs of compliance with burdensome or changing environmental and operational safety regulations could cause our focus to be diverted away from our business and our results of operations to suffer” on page 9 of the Amendment.

We may not be able to attract the attention of major … page 18

38.
The requested revision has been made. Please refer to “Risk Factors - We may not be able to attract the attention of major brokerage firms for research and support which may adversely affect the market price of our common stock” on page 9 of the Amendment.

We could issue “blank check” preferred stock … page 20

39.
The requested disclosure has been made. Please refer to “Risk Factors - Provisions in our certificate of incorporation and bylaws and under Delaware law could inhibit a takeover at a premium price” on page 11 of the Amendment and to “Description of Securities - Certain Provisions of our Certificate of Incorporation and Bylaws” on page 71 of the Amendment.

40.
The requested revisions have been made. Please refer to “Risk Factors - We may issue shares of preferred stock without stockholder approval that may adversely affect your rights as a holder of our common stock” on page 11 of the Amendment.

Market for our Common Stock and Related Stockholder Matters, page 22

Dividend Policy, page 23

41.	The requested disclosure has been made. Please refer to “Market for our Common Stock and Related Stockholder Matters - Dividend Policy” on page 15 of the Amendment.

Management’s Discussion and Analysis, page 32

Results of Operations, page 32

42.	The requested disclosure has been made. Please refer to “Management’s Discussion and Analysis - Results of Operations” beginning on page 17 of the Amendment.

43.
The requested disclosure has been made. Please refer to “Management’s Discussion and Analysis - Results of Operations - Six months ended June 30, 2006 compared to six months ended June 30, 2005” on page 17 of the Amendment.

44.
The requested disclosure has been made. Please refer to “Management’s Discussion and Analysis - Results of Operations - Year ended December 31, 2005 compared to year ended December 31, 2004” on page 21 of the Amendment and Note 14 to our financial statements for the six months ended June 30, 2006 on F-38.

Three Months Ended March 31, 2006 Compared to Three Months Ended … page 32

45.	We respectfully submit that our comparison of the three months ended March 31, 2006 to the three months ended March 31, 2005, stated that:

“Net Loss. The Company had a net loss of $2,233,600 for the quarter ended March 31, 2006 versus a net loss of $2,937,038 for the quarter ended March 31, 2005. The difference is due primarily to higher operating expenses during 2005.”

Since operating expenses in the prior period (2005) were higher than the current period, the effect was to reduce our net loss (in the current period).

Liquidity and Capital Resources, page 34

46.
We respectfully note that we do not currently have any indebtedness other than indebtedness incurred in the ordinary course of our business. Accordingly, we have not made any additional disclosure regarding our indebtedness or filed as exhibits to the Amendment any agreements or promissory notes related thereto.

47.	The requested disclosure has been made. Please refer to “Management’s Discussion and Analysis - Liquidity and Capital Resources” on page 22 of the Amendment.

48.	The requested disclosure has been made. Please refer to “Management’s Discussion and Analysis - Liquidity and Capital Resources” on page 22 of the Amendment.

Description of Business, page 37

49.	The requested disclosure has been made. Please refer to “Description of Business - Raw Material Supply” and “Description of Business - Sales and Marketing” on page 44 of the Amendment.

Expansion of Board of Directors, page 38

50.	The requested disclosure has been made. Please refer to “Description of Business - Expansion of Board of Directors” on page 25 of the Amendment.

Company Overview, page 41

51.
The requested revisions have been made. Please refer to “Description of Business - Regional Co-Location Strategy” beginning on page 33 of the Amendment and “Description of Business - Technology Platform” beginning on page 37 of the Agreement.

First Prong - Iowa Expansion Strategy, page 45

52.	The requested revision has been made. Please refer to “Description of Business - Iowa Expansion Strategy” on page 32 of the Amendment.

Technology Platform, page 47

53.
The requested disclosure has been made. Please refer to “Description of Business - Intellectual Property Rights and Patents - Licensing and Collaborative Agreement” beginning on page 40 of the Amendment. Also, the agreements referred to have been filed as Exhibits 10.24, 10.34, 10.36, 10.37 and 10.39 to the Agreement.

54.
The requested disclosure has been made. Please refer to “Description of Business - Intellectual Property Rights and Patents - Licensing and Collaborative Agreements” beginning on page 40 of the Amendment.

55.	The requested disclosure has been made. Please refer to “Description of Business - Intellectual Property Rights and Patents - Licensing and Collaborative Agreements” on page 40 of the Amendment.

Sales and Marketing, page 49

56.	The requested disclosure has been made. Please refer to “Description of Business - Sales and Marketing” on page 44 of the Amendment.

57. Our agreement with Aventine has been filed as Exhibit 10.41 to the Amendment.

Directors, Executive Officers, Promoters and Control Persons, page 50

58.	The requested revision has been made. Please refer to “Directors and Executive Officers” on page 49 of the Amendment.

Advisory Board, page 53

59.	The requested disclosure has been made. Please refer to the second paragraph under Advisory Board on page 50 of the Amendment.

Employment Agreements, page 58

60.
Effective as of August 21, 2006, Mr. d’Arnaud-Taylor was replaced as the Company’s Chief Executive Officer by Louis B. Bernstein. Accordingly, the negotiations of Mr. d’Arnaud-Taylor’s employment agreement terminated. There were no consequences to the Company resulting from its not having entered in to a new employment agreement with Mr. d’Arnaud-Taylor within 30 days of the expiration of his original employment agreement.

61.	The requested disclosure has been made. Please refer to “Directors and Executive Officers - Employment Agreements” on page 56 of the Amendment.

Certain Relationships and Related Transactions, page 62

Management and Consulting Services Agreements, page 62

62.	The requested disclosure has been made. Please refer to the second paragraph on page 61 under “Certain Relationships and Related Transactions - Management and Consulting Services Agreements”.

Selling Stockholders, page 64

63.	The requested disclosure has been made. Please refer to the selling stockholder table beginning on page 63 of the Amendment and the footnotes thereto beginning on page 65 of the Amendment..

64.	The requested revisions have been made. Please refer to the final row in the selling stockholder table on page 65 of the Amendment.

65.	The requested disclosure has been made. Please refer to footnotes to the selling stockholder table beginning on page 65 of the Amendment.

Description of Securities, page 69

66.
The requested revision regarding the terms of our common stock has been made and the qualifying statement and reference to our certificate of incorporation have been deleted. Please refer “Description of Securities” on page 70 of the Amendment.

67.	The requested disclosure has been made. Please refer to “Description of Securities - Certain Provisions of our Certificate of Incorporation and Bylaws” on page 71 of the Amendment.

Common Stock, page 69

68.
The requested revisions and disclosure have been made. Please refer to “Description of Securities - Common Stock” on page 70 of the Amendment and “Description of Securities - Series A Warrants and Series B Warrants” on page 71 of the Amendment.

Legal Proceedings, page 71

69.	The requested disclosure has been made. Please refer to “Legal Proceedings” on page 72 of the Amendment.

70.
The requested disclosure has been made. Please refer to “Description of Business - Intellectual Property Rights and Patents - Licensing and Collaborative Agreements - DDS Technologies, Inc.” on page 44 of the Amendment.

Controls and Procedures, page 72

71. As you requested, these sections have been deleted.

Description of Property, page 73

72.	The requested disclosure has been made. Please refer to “Description of Property” on page 74 of the Amendment.

73.
We respectfully note that we have complete ownership of our Permeate and Biofuels facilities and that no other person has any interest in or mortgage or lien on those properties. Accordingly, we have not made any additional disclosure regarding limitations on our ownership of those facilities.

Financial Statements

Consolidated Statements of Changes in Stockholders’ Equity, page F-5

74.
We respectfully submit that the recapitalization transaction that we consummated in February 2005 required an adjustment to our Consolidated Statements of Changes in Stockholders’ Equity for the year ended December 31, 2005. As part of the recapitalization, the outstanding shares of Old Xethanol common stock were exchanged for shares of Zen common stock at a ratio of 0.882809326 to 1. Accordingly, the adjustment reflects the difference between the number of shares of Old Xethanol common stock outstanding immediately before the recapitalization and the number of shares of Zen common stock issued in exchange for those outstanding Xethanol shares (or 0.882809326 x 11,546,705) shares. The adjustment also reflects the cancellation of 500,000 shares in conjunction with the recapitalization as well as the inclusion of an additional 15,000 share adjustment. The 1,874,303 shares of Zen common stock outstanding immediately prior to the recapitalization are reflected in our stockholders equity as being issued on the date of the recapitalization.

Note 3 - Acquisitions

75.
The requested disclosure regarding whether the former owners of Permeate were related parties or shareholders prior to the 2003 acquisitions has been made. Please refer to Note 3 to our financial statements for the six months ended June 30, 2006 on page F-30.

The requested disclosures regarding the carrying value and potential impairment of the of our Permeate facility have been made. Please refer to Note 3 to our financial statements for the six months ended June 30, 2006 on page F-30.

Note 6 - Property and Equipment, page F-15

76.	The requested disclosures have been made. Please refer to Note 2 to our financial statements for the six months ended June 30, 2006 on page F-29.

Note 15- Legal Proceedings, page F-21

77.	The requested disclosure has been made. Please refer to “Legal Proceedings” on page 72 and Note 15 to our financial statements for the six months ended June 30, 2006 on page F-38.

Note 16 - Subsequent Events, page F-22

78.
The Original Note was issued in July 2003 in connection with our acquisition of Permeate. The principal amount of the Original Note was due and payable in one payment on June 30, 2006. Interest on the Original Note accrued at the annual rate of 9.0% and was payable monthly. Subsequent to the issuance of the Original Note, a dispute arose between us and the note holder regarding the terms of our acquisition of Permeate and our employment of note holder. In an attempt to resolve the dispute, we entered into negotiations with the note holder. On January 23, 2006, we entered into the mutual general release with the note holder, pursuant to which the Original Note was exchanged for a new promissory note in the principal amount of $243,395 (the “New Note”) and 135,000 shares of our common stock, valued at $432,000 based upon the closing price of the common stock reported on the OTC Bulletin Board on January 23, 2006. The New Note bore interest at an annual rate equal the prime rate plus 0.5% and was payable in monthly installments equal to $3,128 (allocated between interest and principal based upon the current interest rate) with the remaining principal balance outstanding due and payable on August 1, 2006. In addition, under the mutual general release, we and the note holder released each other from any claims relating to the dispute described above.

Our determination as to whether the facilities are impaired is disclosed in Note 3 to our financial statements for the six months ended June 30, 2006 on page F-30.

Warrants

79.
The Company has no obligation, under any circumstances, to settle any currently outstanding warrants for cash or to pay any liquidated damages to the holders of any currently outstanding warrants. In addition, the Company has in excess of 60 million non-issued and unreserved authorized shares, which is more than sufficient to cover any potential share issuances relating to outstanding and potentially outstanding cashless warrants, which might otherwise require an accrued liability in accordance with EITF 00-19. The company has no other derivative contracts indexed to, and potentially settled in, its own stock.

Part II - Information Not Required in Prospectus, page 105

Item 26. Recent Sales of Unregistered Securities, page 106

2006, page 106

80.	The requested disclosure has been made. Please refer to the last paragraph under Item 26 on page II-6 of the Amendment.

Item 27. Exhibits, page 110

81.
The agreement of merger and plan of reorganization dated as of February 2, 2006 by and among Zen Pottery Equipment, Inc., Zen Acquisition Corp. and Xethanol Corporation has been filed as Exhibit 10.1 to the Amendment.

82.	The agreements and licenses discussed in Note 3 to the our financial statements for the year ended December 31, 2005 have been filed as Exhibits 10.34, 10.36, 10.37, and 10.39 to the Amendment.

We trust that the foregoing addresses the issues addressed in the Comment Letter. Please do not hesitate to contact the undersigned at (646) 723-4000 or Robert F. Mechur, counsel to the company, at (585) 232-5300 if we can be of further assistance.

Very truly yours, /s/ Lawrence S. Bellone Lawrence S. Bellone Chief Financial Officer

cc:	Louis B. Bernstein Robert F. Mechur